

BREWING

VERGE

COMPANY

May 10, 2022

Subject: Certification of Financial Statements by Principal Executive Officer

I, Pete Bender, certify that:

(1) the financial statements of the Verge Brewing, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of the Verge Brewing included in this Form reflects accurately the information reported on the tax return for Verge Brewing filed for the fiscal year ended 12-31-2020 and 12-31-2021.

Pete Bender
Verge Brewing, LLC
1931 Poplar Drive
Loveland, OH 45140

Profit and Loss

Personal

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Total Income	**$0.00**
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	0.00%
Operating Expenses	
Advertising & Promotion	$438.70
Computer – Hosting	$335.00
Computer – Software	$391.19
Office Supplies	$55.56
Professional Fees & Dues	$6,445.50
Research & Development	$2,709.43
Uniforms	$53.50
Total Operating Expenses	**$10,428.88**
Net Profit	**-$10,428.88**
As a percentage of Total Income	0.00%

Balance Sheet

Personal

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Cash on Hand	$16,540.85
Total Cash and Bank	**$16,540.85**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$16,540.85**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner Investment / Drawings	$30,000.00
Retained Earnings	
Profit for all prior years	-$3,030.27
Profit between Jan 1, 2020 and Dec 31, 2020	-$10,428.88

Equity	
Total Retained Earnings	**-$13,459.15**
Total Equity	**$16,540.85**

Cash Flow

Personal

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Purchases	
Advertising & Promotion	-$438.70
Computer – Hosting	-$335.00
Computer – Software	-$391.19
Office Supplies	-$55.56
Professional Fees & Dues	-$6,445.50
Research & Development	-$2,709.43
Uniforms	-$53.50
Total Purchases	**-$10,428.88**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$10,428.88**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$15,000.00
Total Owners and Shareholders	**$15,000.00**
Other	
Net Cash from Financing Activities	**$15,000.00**

OVERVIEW

Starting Balance	
Cash on Hand	$11,969.73
Total Starting Balance	**$11,969.73** As of 2020-01-01
Gross Cash Inflow	$15,000.00
Gross Cash Outflow	$10,428.88
Net Cash Change	**$4,571.12**
Ending Balance	
Cash on Hand	$16,540.85
Total Ending Balance	**$16,540.85** As of 2020-12-31

Profit and Loss

Verge Brewing

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	
Merch Sale	$779.98
Total Income	**$779.98**
Total Cost of Goods Sold	**$0.00**
Gross Profit **As a percentage of Total Income**	**$779.98** **100.00%**
Operating Expenses	
Bank & Credit Card Fees	$22.99
Government	$775.00
Merch Purchase	$4,198.44
Merch Shipping	$25.80
Office Supplies	$735.58
Professional Fees & Dues	$748.85
Professional Org Dues	$195.00
Research & Development	$1,957.14
Service Purchase	$52.82
Uncategorized Expense	$64.17
legal expense	$700.00
Total Operating Expenses	**$9,475.79**

Net Profit	-$8,695.81
As a percentage of Total Income	**-1,114.88%**

Balance Sheet

Personal

As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Cash and Bank	
Business Checking (194)	$29,414.19
Cash on Hand	$16,540.85
Total Cash and Bank	**$45,955.04**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$45,955.04**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity

Owner Investment / Drawings	$68,110.00
Retained Earnings	
Profit for all prior years	-$13,459.15
Profit between Jan 1, 2021 and Dec 31, 2021	-$8,695.81
Total Retained Earnings	**-$22,154.96**
Total Equity	**$45,955.04**

Cash Flow

Personal

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	
Merch Sale	$779.98
Total Sales	**$779.98**
Purchases	
Bank & Credit Card Fees	-$22.99
Government	-$775.00
legal expense	-$700.00
Merch Purchase	-$4,198.44
Merch Shipping	-$25.80
Office Supplies	-$735.58
Professional Fees & Dues	-$748.85
Professional Org Dues	-$195.00
Research & Development	-$1,957.14
Service Purchase	-$52.82
Uncategorized Expense	-$64.17
Total Purchases	**-$9,475.79**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$8,695.81**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Owner Investment / Drawings	$38,110.00
Total Owners and Shareholders	**$38,110.00**
Other	
Net Cash from Financing Activities	**$38,110.00**

OVERVIEW

Starting Balance	
Business Checking (194)	$0.00
Cash on Hand	$16,540.85
Total Starting Balance	**$16,540.85** As of 2021-01-01
Gross Cash Inflow	$38,889.98
Gross Cash Outflow	$9,475.79
Net Cash Change	**$29,414.19**
Ending Balance	
Business Checking (194)	$29,414.19
Cash on Hand	$16,540.85
Total Ending Balance	**$45,955.04** As of 2021-12-31

Balance Sheet

Personal

As of May 31, 2022

ACCOUNTS	May 31, 2022
Assets	
Cash and Bank	
Business Checking (194)	$143,227.39
Cash on Hand	$16,540.85
Total Cash and Bank	**$159,768.24**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$159,768.24**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity

Owner Investment / Drawings	$68,110.00
Retained Earnings	
Profit for all prior years	-$22,154.96
Profit between Jan 1, 2022 and May 31, 2022	$101,625.06
Personal Net Worth	$12,188.14
Total Retained Earnings	**$91,658.24**
Total Equity	**$159,768.24**